                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 3)

                     SPIROS DEVELOPMENT CORPORATION II, INC.
  -----------------------------------------------------------------------------
                                (NAME OF ISSUER)


                CALLABLE COMMON STOCK, PAR VALUE $0.001 PER SHARE
  -----------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   848 936 100
  -----------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  CAM L. GARNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553
 -------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 MARCH 20, 2000
  -----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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CUSIP NO.  848 936 100                 13D                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON


         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


         DURA PHARMACEUTICALS, INC.


         IRS Employer Identification No.:  95-3645543
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                      (a)   / /      (b)   / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


                  Delaware
--------------------------------------------------------------------------------
          NUMBER             7        SOLE VOTING POWER

            OF                                 6,325,000(1)
                             ---------------------------------------------------
          SHARES             8        SHARED VOTING POWER

       BENEFICIALLY                            0
         OWNED BY            ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
                             ---------------------------------------------------
          PERSON                               6,325,000(1)
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
           WITH
                                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  6,325,000(1)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                         / /
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                      100%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*


                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Represents the total number of shares of callable common stock of Spiros Development Corporation II, Inc. currently outstanding. Such shares were originally traded as units, 156,250 of which are currently held by the Dura Pharmaceuticals, Inc. Deferred Compensation Plan. Each unit consisted of one share of Spiros callable common stock and one warrant to purchase one-fourth of one share of common stock of Dura. On January 1, 2000, the Spiros common stock and the Dura warrants began trading separately. Dura has the option to purchase all, but not less than all, of the Spiros common stock outstanding at the time of the exercise of such option. As a result, the above reported number of shares of Spiros common stock is subject to change, based upon the total number of Spiros common stock outstanding at the time of exercise, if such option is exercised.

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         This Amendment No. 3 relates to the callable common stock of Spiros
Development Corporation II, Inc., a Delaware corporation, and amends the statement on Schedule 13D initially filed by Dura Pharmaceuticals, Inc., a Delaware corporation, with the SEC on January 2, 1998, amended by Amendment No. 1 thereto filed with the Commission on March 29, 1999 and Amendment No. 2 thereto filed with the Commission on February 14, 2000.

ITEM 4.     PURPOSE OF TRANSACTION

         On March 20, 2000, Dura, Starfish Acquisition Corp., Inc., a wholly-owned subsidiary of Dura, and Spiros entered into an Agreement and Plan of Merger. Upon the terms and subject to the conditions in the merger agreement, Starfish will be merged with and into Spiros and Spiros will survive the merger as Dura's subsidiary. Dura entered into the merger agreement for the purpose of controlling Spiros, as a wholly owned subsidiary of Dura. Upon completion of the merger, each share of Spiros callable common stock which is issued and outstanding immediately prior to completion of the merger (other than shares held by Spiros as treasury stock, owned by Dura or any of Dura's subsidiaries, or held by Spiros' stockholders who have perfected and not lost their right to appraisal under Delaware law) will be converted into the right to receive $13.25 in cash and one five-year warrant to purchase a fraction of a share of Dura common stock. The exact fraction of a share of Dura common stock purchasable under the warrant will be determined based on the average closing price of Dura common stock for the ten trading days prior to Spiros' stockholder vote on the merger.

         Also on March 20, 2000, several of Spiros' stockholders who own an aggregate of 1,374,400 shares of Spiros common stock agreed to vote (or consent with regard to) all 1,374,400 shares of Spiros common stock in favor of the merger.

         The transaction, which is expected to close in the second quarter of 2000, has been approved by Dura's board of directors and a special committee of Spiros' board of directors and is subject to, among other things, the adoption of the merger agreement by Spiros' stockholders, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the effectiveness of a registration statement covering Dura's issuance of the warrants in the merger.

         The merger agreement and voting agreement filed as exhibits 2.1 and 10.1, respectively, to the Form 8-K filed by Spiros on March 21, 2000, and the joint press release of Dura and Spiros filed as exhibit 99.1 to the Form 8-K filed by Dura on March 21, 2000, are incorporated herein by reference.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         99.1 Agreement and Plan of Merger, dated as of March 20, 2000, by and among Dura, Starfish and Spiros. (1)

         99.2 Voting Agreement, dated as of March 20, 2000, by and among Farallon Capital Partners, L.P., a California limited partnership, Farallon Capital Institutional Partners, L.P., a California limited partnership, Farallon Capital Institutional Partners II, L.P., a California limited partnership, Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership, Tinicum Partners, L.P., a New York limited partnership, and Farallon Capital Management, L.L.C. on behalf of certain managed accounts, Dura, Starfish and Spiros.(1)

         99.3 Joint Press Release issued by Dura and Spiros on March 20, 2000 (announcing execution of the merger agreement).(2)

(1) -- Incorporated herein by reference to the Form 8-K filed by Spiros on March 21, 2000.

(2) -- Incorporated herein by reference to the Form 8-K filed by Dura on March 21, 2000.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2000               DURA PHARMACEUTICALS, INC.
                             By:  /s/ Mitchell R. Woodbury
                                  -----------------------------
                             Title:  Senior Vice President and General Counsel





ATTENTION:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (see 18 U.S.C. 1001).